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                           May 8, 2024

       Roland Kelly
       Chief Legal Officer and General Counsel
       Velocity Financial, Inc.
       30699 Russell Ranch Road, Suite 295
       Westlake Village, CA 91362

                                                        Re: Velocity Financial,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 2, 2024
                                                            File No. 333-279052

       Dear Roland Kelly:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance